UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                           CONCURRENT COMPUTER CORPORATION
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                            (Title of Class of Securities)

                                      206710204
                                    (CUSIP Number)

                                   Mark D. Whatley
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    May 30, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 4





          CUSIP No. 206710204        SCHEDULE 13D               Page 2 of 4




          1   Name of Reporting Person        ASTORIA CAPITAL PARTNERS, L.P.


              IRS Identification No. of Above Person              94-3160631

          2   Check the Appropriate Box if a Member of a Group      (a) [ ]

                                                                    (b) [ ]

          3   SEC USE ONLY


          4   Source of Funds                                             WC

          5   Check Box if Disclosure of Legal Proceedings is
              Required Pursuant to Items 2(d) or 2(e)                   [ ]


          6   Citizenship or Place of Organization                California


                           7   Sole Voting Power                   2,740,500

           NUMBER OF
             SHARES        8   Shared Voting Power                       -0-
          BENEFICIALLY
         OWNED BY EACH     9   Sole Dispositive Power              2,740,500
           REPORTING
          PERSON WITH
                          10   Shared Dispositive Power                  -0-


          11   Aggregate Amount Beneficially Owned by Each
               Reporting Person                                    2,740,500


          12   Check Box if the Aggregate Amount in Row 11 Excludes
               Certain Shares                                           [ ]

          13   Percent of Class Represented by Amount in Row 11         5.9%


          14   Type of Reporting Person                                   PN





          CUSIP No. 206710204        SCHEDULE 13D               Page 3 of 4



          Item 1.   Security and Issuer

               This Schedule 13D ("Schedule") relates to shares of common stock, $0.01 par value (the "Common Stock"), of Concurrent Computer Corporation (the "Issuer"). The principal executive office of the Issuer is 2101 West Cypress Creek Road, Ft. Lauderdale, Florida 33309.

          Item 2.   Identity and Background

               This Schedule is filed on behalf of Astoria Capital Partners, L.P., whose principal business office address is 735 Second Avenue, San Francisco, California 94118.

               Astoria Capital Partners, L.P. is an investment limited partnership, whose general partners are Richard W. Koe and Astoria Capital Management, Inc. Astoria Capital Management, Inc. is an investment advisor registered as such with the SEC and in various states. Astoria Capital Management, Inc.'s president and sole shareholder is Richard W. Koe. The business address of Astoria Capital Management, Inc. and Richard W. Koe is 735 Second Avenue, San Francisco, California 94118.

               None of Astoria Capital Partners, L.P., Astoria Capital Management, Inc. or Richard W. Koe have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

               None of Astoria Capital Partners, L.P., Astoria Capital Management, Inc. or Richard W. Koe have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Astoria Capital Partners, L.P. is a California limited partnership, Astoria Capital Management, Inc. is a California corporation and Richard W. Koe is a United States citizen.

          Item 3.   Source and Amount of Funds or Other Consideration

               Funds for the purchases of Common Stock were obtained from the working capital of Astoria Capital Partners, L.P.

          Item 4.   Purpose of Transaction.

               The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Astoria Capital Partners, L.P. may acquire additional





          CUSIP No. 206710204        SCHEDULE 13D               Page 4 of 4



          securities of the Issuer, or, alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.

          Item 5.   Interest in Securities of the Issuer

          (a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Schedule, which Items are incorporated by reference herein. Of the shares beneficially owned, all 2,740,500 shares are owned by Astoria Capital Partners, L.P.

          (c) Astoria Capital Partners, L.P. effected the following transaction through registered broker-dealers in the last sixty days: On May 30, 1997, purchased 116,000 shares of Common Stock at a price of $1.915 per share. On June 25, 1997, purchased 34,500 shares of Common Stock at a price of $1.531 per share. On June 30, 1997, purchased 88,000 shares of Common Stock at a price of $1.73 per share. On June 30, 1997, purchased 200,000 shares of Common Stock at a price of $1.76 per share.

          (d),(e)   Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

               None.

          Item 7.   Material to be Filed as Exhibits

               None.


                                      Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:  July 10, 1997.

                                        ASTORIA CAPITAL PARTNERS, L.P.



                                        /s/ Richard W. Koe
                                        ______________________________
                                        By: Richard W. Koe
                                        Its: General Partner